Faegre Drinker Biddle & Reath LLP

2200 Wells Fargo Center

90 S. Seventh Street
Minneapolis, Minnesota 55402

+1 612 766 7000 main

+1 612 766 1600 fax

By EDGAR

May 30, 2024

Gregory Herbers

Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Re:FGI Industries, Ltd.

Registration Statement on Form S-3

Filed April 9, 2024

File No. 333-278585

Dear Mr. Herbers and Ms. Purnell:

On behalf of FGI Industries Ltd. (the “Company”), we are transmitting the following responses of the Company to the comments of the Securities and Exchange Commission’s staff (the “Staff”) as set forth in the letter of Melissa Gilmore, Andrew Blume, Sherry Haywood and Jay Ingram, dated April 16, 2024 (the “Comment Letter”), to Registration Statement on Form S-3 filed with the Securities and Exchange Commission on April 9, 2024.

The Company is concurrently submitting via EDGAR an Amendment No. 1 to the Registration Statement on Form S-3 (the “Registration Statement”).

The responses herein were provided to this firm by the Company. In this letter, we have recited the comment from the Staff in italicized, bold type and have followed the comment with the Company’s response in regular type. All references to page numbers in the Company’s responses refer to page numbers in the Registration Statement.

COMMENT RESPONSES

Form S-3 filed April 9, 2024

May 30, 2024

1.We note that your registration statement incorporates by reference your Form 10-K for the fiscal year ended December 31, 2023, which in turn incorporates by reference certain Part III information from a definitive proxy statement that you have not yet filed. Please be advised that we cannot accelerate the effective date of your registration statement until you have amended your Form 10-K to include the Part III information or have filed a proxy statement which includes such information. For guidance, please refer to Question 123.01 of the Securities Act Forms Compliance and Disclosure Interpretations.

Company Response: The Company acknowledges the Staff’s comment and notes that the Company’s definitive proxy statement has now been filed.

2.We note the warrants under this registration statement are to be governed by the laws of the state of New York. We also note that the legal opinion contained in exhibit 5.1 states that it "only relates to the laws and practice of the Cayman Islands which are in force on the date of this opinion," and that it assumes that "[t]he Documents are, or will be, legal, valid, binding and enforceable against all relevant parties in accordance with their terms under the laws of the State of New York." Please file a legal opinion that opines on the legality of any securities issued under New York Law.

Company Response: In response to the Staff’s comment, a legal opinion opining on the legality of securities issued under New York Law has been provided as Exhibit 5.2.

3.We note that you intend to rely on Section 305(b)(2) of the Trust Indenture Act of 1939 to designate a trustee on a delayed basis. Please revise your registration statement to include the Trust Indenture Act undertaking required by Item 512(j) of Regulation S-K.

Company Response: In response to the Staff’s comment, the Company has revised the disclosure in Item 17 to include this language.

Should you have any questions, please feel free to contact me at 612.766.8419.

Respectfully,

FAEGRE DRINKER BIDDLE & REATH LLP

/s/ Jonathan Zimmerman

Jonathan Zimmerman

Enclosures

cc:John Chen, FGI Industries, Ltd.